United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2016

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Other Events

On November 3, 2016, GW Pharmaceuticals plc (the “Company”), issued a regulatory news service (“RNS”) announcement setting forth details of the conversion by Mr. Christopher Tovey, the Company’s Chief Operating Officer and a Director of certain of his ordinary shares par value £0.001per share (“Ordinary Shares”) into American Depositary Shares (“ADSs”). This RNS is attached as Exhibit 99.1 hereto and is incorporated by reference herein. On November 2, 2016 , the Company issued an RNS with details of the conversion by Mr. Justin Gover, the Company’s Chief Executive Officer and a Director of certain of his ordinary shares into ADSs. This RNS is attached as Exhibit 99.2 hereto and is incorporated by reference herein. On November 1, 2016 , the Company issued an RNS with details of the conversion by Mr. James Noble, a Director, of certain of his ordinary shares into ADSs. This RNS is attached as Exhibit 99.3 hereto and is incorporated by reference herein. On October 28, 2016, the Company issued a press release with details of the establishment by Dr Geoffrey Guy, Chairman of the Company’s Board of Directors, of a personal stock trading plan in accordance both with the guidelines established by Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the EU Market Abuse Regulation, as well as the Company’s policies with respect to insider trading. This press release is attached as Exhibit 99.4 hereto and is incorporated by reference herein. On October 28, 2016 the Company issued an RNS with details of sales of Ordinary Shares by Dr Geoffrey Guy, Chairman of the Company’s Board of Directors. This RNS is attached as Exhibit 99.5 hereto and is incorporated by reference herein. The information contained in Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 hereto shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

Exhibits
99.1	Regulatory news service announcement dated November 3, 2016 regarding Mr. Christopher Tovey
99.2	Regulatory news service announcement dated November 2, 2016 regarding Mr. Justin Gover
99.3	Regulatory news service announcement dated November 1, 2016 regarding Mr. James Noble
99.4	Press Release dated October 28, 2016 regarding Director Stock Trading Plan
99.5	Regulatory news service announcement dated October 28, 2016 regarding Dr Geoffrey Guy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: November 3, 2016